                                                                  Exhibit (d)(4)


                           COMPAQ COMPUTER CORPORATION

April 26, 2001

Raul Fernandez
c/o Proxicom, Inc.
11600 Sunrise Valley Drive
Reston, VA 20191

Dear Raul,

As you know, Compaq Computer Corporation is negotiating with Proxicom, Inc. to acquire Proxicom upon the closing of the transactions contemplated by the Agreement and Plan of Merger among Proxicom, Compaq and a subsidiary of Compaq (as may be amended, the "MERGER AGREEMENT").

You have been key to Proxicom's success so far, and in connection with this acquisition, we are delighted to extend an offer of employment to you to join the professional services business of Compaq as a Vice President of Proxicom, a Compaq global services company. As you know, the purchase price that Compaq is willing to pay for Proxicom is reflective of the value that you will bring with respect to the Compaq business. Your employment, which will remain in the greater Washington, D.C. metropolitan area, is contingent upon (1) your execution of this letter at or prior to the signing of the Merger Agreement and
(2) the completion of the acquisition Upon acceptance of this offer of employment, please sign and return the original copy of this letter. Proxicom has also signed this letter and acknowledges that this offer of employment does not breach, in any way, any non-competition or non-solicitation agreements by which you or Compaq may otherwise be bound.

We are pleased to offer you the following compensation and benefits package, the details of which are summarized in Attachment A to this letter:

- Base salary -- except in the limited circumstances described in Attachment A, $325,000;

- Annual bonus opportunity -- except in the limited circumstances described in Attachment A, 50% of your base salary;

- Benefits -- initially, you will remain on Proxicom's benefit plans until all Proxicom employees are transferred to Compaq's plans; under Compaq's plans, you will receive benefits that are commensurate with your Compaq counterparts;

- Initial stock option grant of 125,000 shares, with eligibility for annual grants based on competitive market and Compaq practices;

-        Severance benefits;

- Certain protection if there are "change in control" payments to you that would otherwise subject you to excise taxes;

-        Non-competition and non-solicitation; and

-        Waiver of any existing claims.


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Your execution of this letter is in no way related to your decision to tender or not tender any Proxicom shares that you may or may not own into the tender offer contemplated by the Merger Agreement. Any discussions that you may have with your family, colleagues or others on the subject of tendering shares into the tender offer is completely within your discretion.

We feel that it is important for you to understand the terms of this letter and encourage you to review it carefully. If necessary, you should discuss it with your attorney.

This is a very exciting time at Compaq, and we are confident that you will agree with us that this acquisition represents an extraordinary opportunity for both Compaq and Proxicom. Together, we're committed to creating the value propositions that both customers and shareholders will recognize as industry- and market-leading. The outlook for Compaq is very positive. We have tremendous opportunity for growth and an organization committed to achieving our challenging leadership objectives.


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We are looking forward to the significant contribution you will make to the continued success of Proxicom in particular and Compaq as a whole.

Sincerely,


COMPAQ COMPUTER CORPORATION


/s/ Jeff Lynn
------------------------------------------
Name:   Jeff Lynn
Title:  Vice President and General Manager,
        Professional Services





PROXICOM, INC.


/s/ Raul Fernandez
------------------------------------------
Name:   Raul Fernandez
Title:  Chief Executive Officer and
        Chairman of the Board



                                          ACCEPTED:  /s/ Raul Fernandez
                                                   -----------------------------


DATE:  April 26, 2001

                                  ATTACHMENT A


BASE SALARY AND ANNUAL BONUS OPPORTUNITY

Your base salary will be $325,000. Notwithstanding the foregoing, if there is an across-the-board reduction in the base salaries of all or almost all employees of Compaq or the professional services business of Compaq, then your base salary may also be reduced as a part of that reduction effort.

ANNUAL BONUS OPPORTUNITY

Your annual bonus opportunity will be 50% of your base salary. Notwithstanding the foregoing, if there is an across-the-board reduction in the bonus opportunities of all or almost all employees of Compaq or the professional services business of Compaq, then your bonus opportunity may also be reduced as a part of that reduction effort.

BENEFITS

- Initially, you will remain on Proxicom's benefit plans until all Proxicom employees are transferred to Compaq's plans. Under Compaq's plans, you will receive benefits that will be commensurate with the benefits that your Compaq counterparts receive.

- Subject to the first bullet of this "Benefits" section, as an employee of Compaq, you will be entitled to participate in any benefit plans, practices, policies and programs provided by Compaq to the same extent provided to your Compaq counterparts. You will also be subject to any policies, rules or standards (including, for example, Compaq's Code of Conduct and Compaq's "Corrective Action Policy", as they may be amended from time to time) to the same extent your Compaq counterparts are subject.

STOCK OPTIONS

- Shortly after the completion of the acquisition, you will receive an initial stock option grant of 125,000 shares of Compaq common stock under a Compaq equity incentive plan. The exercise price will be equal to the fair market value of Compaq common stock on the date of grant. This stock option grant will become 25% exercisable on the first anniversary of the date of grant, and the remaining shares will become exercisable in equal monthly installments for three years thereafter.

- You will be eligible for annual stock option grants subject to approval by the Human Resources Committee of Compaq's Board of Directors , considering expected future contribution, individual/company performance, stock price and market competitive conditions.

SEVERANCE BENEFITS

- You will be entitled to participate in the Compaq Computer Corporation Key Employee Severance Plan (as may be amended from time to time, the "COMPAQ SEVERANCE PLAN", and any benefits thereunder, the "COMPAQ


                                      A-1
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         SEVERANCE PLAN"), a current summary of which is attached as Attachment
         B to this letter.

- Notwithstanding the foregoing, if you are terminated without "cause", as defined below in the next bullet point, by Compaq (or Proxicom) or you terminate your employment for "good reason", as defined below in the next bullet point, in either case within 18 months after the completion of the acquisition, then you will be entitled to the Compaq Standard Severance Benefits. For the sake of clarity, after 18 months after the completion of the acquisition, any severance benefits that you receive will be exclusively limited to those that are provided under the Compaq Severance Plan in accordance with its terms.

- For purposes of this letter, "cause" will mean (1) conviction of a felony, (2) conviction of a misdemeanor involving moral turpitude, (3) engagement in conduct that is injurious (monetarily or otherwise) to Compaq (or Proxicom) or any of its affiliates (including, without limitation, misuse of Compaq's (or Proxicom's) or an affiliate's funds or other property), (4) engagement in business activities that are in conflict with the business interests of Compaq (or Proxicom), (5) engagement in conduct that is in violation of Compaq's (or Proxicom's) safety rules or standards or which otherwise may cause or causes injury to another employee or any other person, (6) breach of an agreement with Compaq (or Proxicom) (7) engagement in conduct that is in violation of Compaq's Code of Conduct or other corporate policies or
         (8) engagement in conduct that violates any other material policy, rule or standard of Compaq (or Proxicom), and "good reason" will mean: (1) a relocation of your position to a job site over 50 miles from your current employment position or (2) a lowering of your job position with Compaq (or Proxicom) such that your new job position does not include the title of "Vice President".

- Like your Compaq counterparts, you will be required to sign and deliver a valid and irrevocable release of employment-related claims in the form provided by Compaq in order to receive any of your severance benefits.

CHANGE IN CONTROL

If it is determined that the "net after-tax amount", as defined in the Compaq Computer Corporation 1998 Stock Option Plan (as may be amended from time to time, the "COMPAQ OPTION PLAN"), to be realized by you, taking into account any vesting of awards or any other "change in control" payments to be received by you after the date of this letter, would be higher if you did not receive all such payments, then your payments will be reduced to an amount equal to $1.00 less than the product of (1) your "base amount", as defined in Section 280G(b)(3) of the Internal Revenue Code, as may be amended from time to time, multiplied by (2) three. This determination will be made by a nationally recognized accounting firm selected by Compaq, which will be instructed in accordance with the "change in control" provisions of the Compaq Option Plan.


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NON-COMPETITION AND NON-SOLICITATION

- Non-Competition. At all times between the signing of the Merger Agreement and the completion of the acquisition, during your employment with Compaq (or Proxicom) and for the longer of (1) the 24-month period following the acquisition or (2) 12 months after the termination of your employment for any reason, whether with or without cause (such longer period, the "RESTRICTED PERIOD"), you will not, directly or indirectly:

         (x) engage in any employment, business or other professional activity which is in competition with any business that Proxicom currently or at any time prior to your termination of employment conducts -- including, but not limited to, the performance, or solicitation of performance, of services for any person or entity who is, now or at any time prior to your termination of employment, a customer or client of Proxicom or the diversion, taking or usurpation of a business opportunity of Proxicom (and, after the completion of the acquisition, of Compaq) either for yourself or for any other person or entity -- whether such engagement is as an officer, director, proprietor, employee, independent contractor, partner, service member, investor (other than as a holder of less than 1% of the outstanding capital stock of a publicly traded corporation), consultant, advisor, agent, sales representative or other participant, in the United States and any foreign location in which Proxicom currently conducts its business;

         (y) assist others in engaging in any of the activities in which you are prohibited from engaging by clause (x); or

         (z) solicit, or otherwise induce, any customers, subscribers, suppliers or contractors of Proxicom now or at any time prior to your termination of employment, or induce any such person or entity to terminate his, her or its relationships with Proxicom.

- Non-Solicitation. At all times between the signing of the Merger Agreement and the completion of the acquisition, during your employment with Compaq (or Proxicom) and thereafter during the Restricted Period, you will not, directly or indirectly, employ, solicit, induce, recruit or encourage any of the employees or contractors of Compaq or Proxicom (excluding your personal assistant) to terminate their service with Compaq or Proxicom, or attempt to employ, solicit, induce, recruit or encourage employees or contractors of Compaq or Proxicom to work or provide services, either for yourself or for any other person or entity.

- Intellectual Property and Confidentiality. Upon your employment, you will be required to execute Compaq's standard intellectual property assignment and confidentiality agreement.

- Dispute Resolution. You agree that it would be impossible or inadequate to measure and calculate the damages to Compaq or Proxicom from any breach of the provisions in this "Non-Competition and Non-Solicitation" section. Accordingly, you agree that if you breach or threaten to breach any or all of these provisions, Compaq and/or Proxicom will have available, in addition to any other right or remedy available, the right to obtain an injunction from any court of competent jurisdiction restraining such breach or threatened breach.

You understand the foregoing restrictions may limit your ability to engage in certain businesses during the Restricted Period; however, you also acknowledge and agree that you will receive sufficiently high remuneration and other benefits in this offer to justify these restrictions.

WAIVER OF EXISTING CLAIMS

You represent that you do not have, or agree to fully and completely release, discharge and waive, any and all claims, complaints, causes of action or demands against Proxicom, its affiliates, predecessors and successors (including Compaq) and all its officers and employees by reason of any event, matter, cause or thing which has occurred prior to your execution of this letter ("CLAIMS"). You understand and accept that this letter specifically covers, but is not limited to, any and all Claims which you have or may have against Proxicom relating in any way to compensation, or to any other terms, conditions or circumstances of your employment with Proxicom, whether based on statutory or common law claims for employment discrimination, wrongful discharge, breach of contract or any other theory, whether legal or equitable. Notwithstanding the foregoing, you do not waive any rights to which you may be entitled (1) to seek to enforce this letter, (2) to seek indemnification with respect to liability incurred by you as an employee of Proxicom or (3) to receive any accrued benefits or entitlements (such as vacation or 401(k) vested entitlements), expense reimbursements in accordance with Proxicom's current policies and existing workers' compensation claims.


                                      A-4
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                                  ATTACHMENT B

                                 SUMMARY OF THE
                           COMPAQ COMPUTER CORPORATION
                           KEY EMPLOYEE SEVERANCE PLAN

I.       INTRODUCTION

This is a brief summary that highlights the terms and conditions of the Compaq Computer Corporation Key Employee Severance Plan (the "Plan"). The purpose of the Plan is to provide certain key employees of Compaq Computer Corporation and its adopting affiliates (collectively the "Company") with severance benefits in the event they lose their employment. The Plan sets certain eligibility requirements for severance benefits and conditions receipt of those benefits on compliance with certain obligations.

This summary is intended to describe the Plan in general terms and applies to terminations that occur on or after March 26, 2001. It is not intended to--and cannot--set forth every detail of the Plan. You are encouraged to read the official Plan document. If there is any discrepancy between this summary and the official Plan, the Plan document will govern. A copy of the Plan can be obtained from the Plan Administrator upon a written request addressed to the Plan Administrator, Compaq Computer Corporation Key Employee Severance Plan, Compaq Computer Corporation, Mail Stop OGO1-1/V08, 40 Old Bolton Road, Stow, Massachusetts 01775.

You will note that certain important terms are capitalized in the Summary. These terms are defined in the Summary at the point where they are italicized.

II.      ELIGIBILITY

         A. General Eligibility Requirements. You are eligible for benefits under the Plan if you are an active employee of the Company who is either a Vice President or a Director and you are designated by the Company as eligible to participate in the Plan because your employment with the Company has been terminated under a "Qualified Termination." Under this Plan, you are considered a "Director" only if both of the following are true: (1) you have the title of "Director" or your job position is equivalent to a Director position, and (2) you have been assigned a salary level of 111, 112, 113, or their equivalents. You are not eligible for benefits under this Plan if you have a separate written agreement with the Company (or any subsidiary, affiliate, or predecessor of the Company) providing for severance payments or benefits upon your termination of employment or if you are covered under the Compaq Computer Corporation Employee Severance Plan.

ALL BENEFITS UNDER THE PLAN ARE CONDITIONED ON YOUR SIGNING AND DELIVERING TO THE COMPANY A VALID AND IRREVOCABLE RELEASE OF EMPLOYMENT-RELATED CLAIMS IN THE FORM PROVIDED BY THE COMPANY (THE "RELEASE").

         B. Qualified Termination. Generally, your termination of employment is considered a Qualified Termination if your employment is terminated by the Company, other than for "Cause," on or after March 26, 2001, solely and directly pursuant to a work force reduction or a reorganization or re-engineering of the work force.

Your employment will be considered to have been terminated for "Cause" if you have been terminated because of your:

         - conviction of a misdemeanor involving moral turpitude or conviction of a felony, or

         - conduct that injures (monetarily or otherwise) the Company or any of its affiliates (including, without limitation, misuse of the Company's or an affiliate's funds or other property), or

         - business activities that are in conflict with the business interests of the Company, or

         -        substandard performance of duties or insubordination, or

         -        breach of an agreement between you and the Company, or

         - conduct that is in violation of the Company's Code of Conduct, the Company's safety rules or standards (or which otherwise may cause or causes injury to another employee or any other person), or any other policy, rule, or standard of the Company.

         C. Specific Situations Which Are Not Qualified Terminations. Notwithstanding the general rules in II.B above describing a Qualified Termination, there are certain situations that are specifically excluded from the definition of Qualified Termination, and under which no benefits will be paid under the Plan, as follows:

         -        Your voluntary resignation; or

         -        Your termination of employment if

         -        you are offered another job with the Company,

         - your new job is not at a location over 50 miles from your current job site, AND

                  - (i) if you are a Director, your new job also includes the title of "Director" or is a Director-equivalent position and is not a position two or more grade levels below your current position, or (ii) if you are a Vice President, your new job also offers the title of "Vice President"; or

         - Your termination of employment due to your death or your extended absence from work as a result of disability (regardless of whether the circumstances entitle you to benefits under the Company's long-term disability plan); or

         - Your termination of employment as a result of or in connection with the divestiture, sale, or outsourcing of your division, subsidiary, or other business segment in which you are employed if (i) you continue employment or are offered continued employment by such business segment, the acquiror of such business segment or such successor employer and (ii) such continued employment is in a position which the Plan Administrator determines, in its sole and absolute discretion, to be substantially equivalent, when considering the duties, responsibilities and compensation in the aggregate, to the position you held immediately prior to your termination of employment; or

         - Your termination of employment, including a termination without Cause, for any additional reason other than as a sole and direct result of a work force reduction or a reorganization or re-engineering of the work force.

III.     AMOUNT AND TIMING OF BENEFITS

         A.       Amount of Severance Payment.

                  If the conditions described above are satisfied, you will be eligible for a severance payment (your "Severance Payment") in an amount described as follows:

         - If you are a Vice President: An amount equal to 52 "Weeks of Base Pay" (as defined below).

         -        If you are a Director: An amount equal to the sum of :

                  - Two Weeks of Base Pay multiplied by your "Years of Service" (as defined below), plus

                  - One Week of Base Pay multiplied by the number determined by dividing your Base Pay


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
                           by $10,000, and rounding up to the nearest whole number.

BASE PAY means your annualized base rate of compensation (i.e., salary and wages). Base Pay does not include any commissions, bonuses, profit-sharing, allowables, employee benefits, added premiums, deferred compensation, perquisites, overtime, shift differentials, lead differentials and any other types of supplemental or incentive compensation paid to you. Your Base Pay will be determined by the Plan Administrator as of the date of your Qualified Termination. A Week of Base Pay is equal to your Base Pay divided by 52.

YEAR OF SERVICE is 12 months (whether or not such months are consecutive) during each of which you were an active employee of the Company for the entire month. Your Years of Service are measured from your most recent hire or rehire date and ending on the date of your Qualified Termination. In calculating your Years of Service, a partial Year of Service will be rounded up to the next whole number.

         EXAMPLE: John, who is a Director, has been with Compaq for slightly over 8 years and earns $88,400 a year in Base Pay. If John is selected for a Qualified Termination, the amount of his Severance Payment will be equal to 27 Weeks of Base Pay. Because partial Years of Service are rounded up, he gets credit for 9 Years of Service, thus earning 18 Weeks of Base Pay for his Years of Service. Because partial increments of $10,000 in Base Pay are also rounded up, he gets credit for $90,000, thus earning 9 Weeks of Base Pay. This totals 27 Weeks of Base Pay. If John's Base Pay is $88,400, then a Week of Base Pay for him is equal to $1,700. Thus, John's total Severance Payment will be equal to $1,700 x 27, or $45,900.

         - MINIMUM SEVERANCE PAYMENT FOR DIRECTORS. Subject to the "Severance Payment Offset" (described below), if you are a Director, your Severance Payment will in no event be less than twenty-six Weeks of Base Pay.

         -        MAXIMUM SEVERANCE PAYMENT FOR DIRECTORS AND VICE PRESIDENTS.
                  In no event may your Severance Payment exceed 52 Weeks of Base Pay. In addition, in no event will you receive a Severance Payment under the Plan which (when added to all other severance payments, if any, under other Company plans or arrangements) exceeds the equivalent of twice your "annual compensation" (as such term is defined in Labor Department regulations) for the calendar year preceding the year during which your Qualified Termination occurred.

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         -        SEVERANCE PAYMENT OFFSET FOR DIRECTORS AND VICE PRESIDENTS.
                  Your Severance Payment will be reduced by any other severance benefits, pay in lieu of notice, or other similar benefits payable to you from the Company or any of your prior employers, which become payable on account of your Qualified Termination pursuant to (a) any applicable legal requirement, including without limitation, the Worker Adjustment and Retraining Notification Act (the "WARN Act"), (b) a written employment or severance agreement with the Company, (c) any Compaq policy providing for an employee to remain on the payroll for a limited period of time after he is given notice of his termination of employment ("Notice Pay"), or (d) any other obligation by any other individual or entity other than the Company to provide a payment to you in the event of your involuntary termination of employment. However, if your Severance Payment is reduced as a result of payments to you pursuant to the WARN Act or Notice Pay, then your minimum Severance Payment payable under the Plan will not be less than three Weeks of Base Pay.

         B. Timing. Your Severance Payment will be made in a lump sum, less applicable tax withholding (or other withholding required by law), as soon as administratively practicable after the date your Release becomes irrevocable. Once you have been advised of your termination date, you will have at least 45 days to decide whether or not to sign the Release. Your Severance Payment under the Plan cannot be processed until you sign the Release. A signed Release will not be accepted prior to the effective date of your termination of employment.

         C. Outplacement Services. In addition to the above Severance Payment, you will be eligible for up to six months of outplacement services following your termination of employment. The Company retains the discretion to determine a reasonable and appropriate level of outplacement services for you (subject to that six-month limit) in light of your particular circumstances and location. You do not have a right to receive cash payments in lieu of outplacement services.

IV.      PLAN ADMINISTRATION AND CLAIMS PROCEDURE

The Plan is administered by a Plan Administrator who is appointed by the Board of Directors of Compaq Computer Corporation. In the event you have a claim as to the amount or timing of any payment or benefit you believe is due to you under the Plan, you must present the reason for your claim in writing to the Plan Administrator at the address described in Section VII within 60 days of the date of your termination of employment.

In the event the Plan Administrator denies or modifies your claim for benefits under the Plan, you will be notified in writing within 90 days (or within 180 days if additional information requested by the Plan Administrator necessitates an extension of the 90-day period) of the following:

         -        the specific reason for the denial or modification;

         - the Plan provisions upon which the denial or modification is based;

         - any additional material or information necessary to perfect your claim and the reasons why such material or information is necessary; and

         -        the Plan's claim review procedure.

In the event your claim is denied or modified, you must, within 60 days following receipt of the denial or modification, submit a written request to the Plan Administrator for review of its initial decision. In connection with such request, you or your representative may review any pertinent documents upon which such denial or modification was based and may submit issues and comments in writing. Within 60 days following the request for review, the Plan Administrator must, after providing you with a full and fair review, render its final decision in writing to you stating specific reasons for its decision. If special circumstances require an extension of such 60-day period, the Plan Administrator's decision will be rendered as soon as possible, but not later than 120 days after receipt of your request for review. If an extension of time for review is required, you will receive written notice of the extension prior to the commencement of the extension period.

V.       PLAN AMENDMENT OR TERMINATION

Compaq Computer Corporation reserves the right to amend the Plan at any time, including the right to reduce or eliminate benefits provided under the Plan pursuant to the provisions of the Plan as currently exist or may hereafter exist. Any oral statements or representations made by Compaq Computer Corporation, the Company, the Plan Administrator or any other individual or entity that alter, modify, amend, or are inconsistent with the written terms of the Plan shall be invalid and unenforceable and may not be relied upon by any employee or other individual or entity.

VI.      RIGHTS UNDER ERISA

As a Covered Employee under the Plan, you are entitled to certain rights and protections under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), which provides that all Plan participants shall be entitled to:

         - Examine without charge, at the Plan Administrator's office and at other specified locations such as worksites, all Plan documents, including insurance contracts, and copies of all documents filed by the Plan with the U.S. Department of Labor, such as detailed annual reports and Plan descriptions.

         - Obtain copies of all Plan documents and other Plan information upon written request to the Plan Administrator. The Plan Administrator may make a reasonable charge for the copies.

         - Receive a summary of the Plan's annual financial report. The Plan Administrator is required by law to furnish each participant with a copy of this summary annual report.

In addition to creating rights for Plan participants, ERISA imposes obligations upon the people who are responsible for the operation of employee benefit plans. The people who operate your Plan, called "fiduciaries" of the Plan, have a duty to do so prudently and in the interest of you and other Plan participants and beneficiaries. No one, including your employer, may fire you or otherwise discriminate against you in any way to prevent you from obtaining benefits or exercising your rights under ERISA.

If your claim for a benefit is denied in whole or in part, you must receive a written explanation of the reason for the denial. You have the right to have your claim reviewed and reconsidered.

Under ERISA, there are steps you can take to enforce the above rights. For instance, if you request materials from the Plan Administrator and do not receive them within 30 days, you may file suit in a federal court. In such a case, the court may require the Plan Administrator to provide the materials and pay you up to $110 a day until you receive the materials, unless the materials were not sent because of reasons beyond the control of the Administrator. If you have a claim for benefits which is denied or ignored, in whole or in part, you may file suit in a state or federal court. If you are discriminated against for asserting your rights, you may seek assistance from the U.S. Department of Labor, or you may file suit in a federal court. The court will decide who should pay court costs and legal fees. If you are successful, the court may order the person you have sued to pay these costs and fees. If you lose, the court may order you to pay these costs and fees (for example, if it finds that your claim is frivolous).

If you have any questions about your Plan, you should contact the Plan Administrator. If you have any questions about this statement or about your rights under ERISA, you should contact the nearest office of the Pension and Welfare Benefits Administration, U.S. Department of Labor, listed in your telephone directory, or the Division of Technical Assistance and Inquiries, Pension and Welfare Benefits Administration, U.S. Department of Labor, 200 Constitution Avenue N.W., Washington, D.C. 20210.

VII.     OTHER IMPORTANT INFORMATION

-   FISCAL YEAR OF PLAN       -   January 1 through December 31.
-   TYPE OF PLAN              -   Welfare (Severance) Benefit Plan.
-   PLAN I.D. NO.             -   511
-   PLAN SPONSOR              -   Compaq Computer Corporation
                                  20555 SH 249
                                  Houston, Texas 77070-2698
-   PLAN ADMINISTRATOR        -   Administrative Committee
                                  Compaq Computer Corporation
                                     Key Employee Severance Plan

                                  Mail Stop OGO1-1/V08
                                  40 Old Bolton Road
                                  Stow, Massachusetts  01775

                                  The Plan is administered pursuant to the provisions of the Plan documents.

-   FUNDING                   -   Benefits are provided from the general assets
                                  of the Company.
-   AGENT FOR SERVICE OF
    LEGAL PROCESS             -   Service of Legal Process is provided by:

                                  Compaq Computer Corporation
                                  c/o CT Corporation System
                                  811 Dallas Avenue
                                  Houston, TX 77002


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